Exhibit 16.1

5757 W Century Blvd, Suite 303, Los Angeles, CA 90045 Tel +1(714) 325-1721

May 11, 2020

Securities and Exchange Commission

100F Street N.W

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read 4.01 of ABCO Energy, Inc. (the “Company”) Form 8-K to be filed with the Securities and Exchange Commission on or about May 11, 2020. We agree with all statement pertaining to us. We have no basis to agree or disagree with other matters of the Company reported therein.

Regards,

KSP Group, Inc.